                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 _____________

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               Munsingwear, Inc.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                         Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   626320204
-------------------------------------------------------------------------------

                                 (CUSIP NUMBER)


                               William J. Morgan
                           Pacholder Associates, Inc.
                        8044 Montgomery Road, Suite 382
                            Cincinnati, Ohio  45236
                                 (513) 985-3200
-------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 9, 1996

           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ].

Check the following box if a fee is being paid with this statement [ X ].

 CUSIP NO. 62632024                                        13D                                PAGE      2      OF            PAGES
                                                                                                   -----------    ----------
----------------------------------------------------------------------------------------------------------------------------------
| 1   | NAME OF REPORTING PERSONS                                                                                                |
|     | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                                                      |
|     |                                                                                                                          |
|     |    Pacholder Associates, Inc.                                                                                            |
----------------------------------------------------------------------------------------------------------------------------------
|     |                                                                                                                          |
| 2   | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)   [  ]       |
|     |                                                                                                         (b)   [  ]       |
----------------------------------------------------------------------------------------------------------------------------------
| 3   | SEC USE ONLY                                                                                                             |
----------------------------------------------------------------------------------------------------------------------------------
| 4   | SOURCE OF FUNDS*                                                                                                         |
|     |                                                                                                                          |
|     |    Inapplicable - Investment Advisor                                                                                     |
----------------------------------------------------------------------------------------------------------------------------------
| 5   | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                        |
|     | TO ITEM 2(d) or 2(e)                                                                                          [  ]       |
----------------------------------------------------------------------------------------------------------------------------------
|     |                                                                                                                          |
| 6   | CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                     |
|     |                                                                                                                          |
|     |    State of Ohio                                                                                                         |
----------------------------------------------------------------------------------------------------------------------------------
|                      |       |                                                                                                 |
|                      |   7   |  SOLE VOTING POWER                                                                              |
|                      |       |                                                                                                 |
|      NUMBER OF       |       |  250,000                                                                                        |
|        SHARES        |---------------------------------------------------------------------------------------------------------|
|     BENEFICIALLY     |   8   |  SHARED VOTING POWER                                                                            |
|       OWNED BY       |       |                                                                                                 |
|         EACH         |       |  -0-                                                                                            |
|      REPORTING       |---------------------------------------------------------------------------------------------------------|
|     PERSON WITH      |       |                                                                                                 |
|                      |   9   |  SOLE DISPOSITIVE POWER                                                                         |
|                      |       |                                                                                                 |
|                      |       |  250,000                                                                                        |
|                      |---------------------------------------------------------------------------------------------------------|
|                      |  10   |  SHARED DISPOSITIVE POWER                                                                       |
|                      |       |                                                                                                 |
|                      |       |  -0-                                                                                            |
----------------------------------------------------------------------------------------------------------------------------------
|11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                                             |
|    |                                                                                                                           |
|    |       250,000                                                                                                             |
----------------------------------------------------------------------------------------------------------------------------------
|12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                                   |
|    |  CERTAIN SHARES*                                                                                                          |
----------------------------------------------------------------------------------------------------------------------------------
|13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                                       |
|    |                                                                                                                           |
|    |       12.10%                                                                                                              |
----------------------------------------------------------------------------------------------------------------------------------
|14  |  TYPE OF REPORTING PERSON*                                                                                                |
|    |                                                                                                                           |
|    |  IA,CO                                                                                                                    |
|    |                                                                                                                           |
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




327160.1

         This Schedule 13-D is filed by Pacholder Associates, Inc. ("PAI"). PAI previously filed a Schedule 13-G related to this investment on May 19, 1995.


Item 1.  Security and Issuer
----------------------------

         This Schedule 13-D relates to the common stock of Munsingwear, Inc. (the "Company"), par value $0.01 per share. The address of the Company's principal executive offices is 8000 West 78th Street, Minneapolis, Minnesota 55439

Item 2.  Identity and Background
--------------------------------

         (a, b, c, f) PAI is a corporation organized under the laws of the State of Ohio. It is a registered investment advisor. Its business address is 8044 Montgomery Road, Suite 382, Cincinnati, Ohio 45236. The names and addresses of the directors and officers of PAI are set forth in the attached as Exhibit A.


         Pursuant to a contract dated April 13, 1994 between PAI and the Pension Benefit Guaranty Corporation ("PBGC") a wholly owned United States Government Corporation, attached as Exhibit B, PAI has full and complete discretion for the investment in the Company, as well as voting the shares. However, under the terms of the agreement the PBGC has the ability to terminate this contract at its discretion.


         (d) During the last five years neither PAI, nor any of its officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


         (e) During the last five years neither PAI, nor any of its officers and directors were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amounts of Funds and Other Consideration
------------------------------------------------------------

         See Item 4.

Item 4.  Purpose of Transaction
-------------------------------

         Since April 1, 1994, PAI has acted as financial advisor to the PBGC in the voting, acquisition or sale of securities of the Company. The PBGC obtained 250,000 shares of the Company in exchange for pre-petition claims held by the PBGC in the Company, pursuant to the Plan of Reorganization filed by the Company and approved by the Bankruptcy Court in September, 1991.

         As financial advisor to the PBGC, PAI is considering various methods by which the value of the shares it manages could be enhanced. PAI will meet with management of the Company or other significant shareholders concerning such matters. Any determination by PAI to take any of the actions listed in sub (a) - (j) below will be based on various factors, including but not limited to, the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's common stock, other opportunities available to the PBGC, general economic, monetary and stock market conditions, and other applicable business and legal considerations.

         PAI has determined to seek representation on the Board of Directors of the Company and to that end will meet with management of the Company, other directors or significant shareholders as PAI deems appropriate in pursuing that objective.

         Except as set forth above, PAI has no plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of securities or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

         (h) Causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Company
----------------------------------------------

         (a) Pursuant to the contract between the PBGC and PAI, PAI beneficially owns, 250,000 shares, or 12.10% of all issued and outstanding shares.

         (b) As long as the contract between the PBGC and PAI is in effect, PAI has the power to vote and dispose of all 250,000 shares held by the PBGC.

         (c)  None.

         (d)  The PBGC.

         (e)  Not applicable
 .

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

         Information respective to Item 6 is set forth in Item 2 above.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     Exhibit Number               Title of Document
     ------- ------               ----- -- --------
         A.                       Names and addresses of officers and
                                  directors of PAI.

         B.                       Contract between the PBGC and PAI.

                                  SIGNATURE
                                  ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Pacholder Associates, Inc.


                                        January 10, 1996
                                        ----------------------------
                                        Date


                                        /s/ William J. Morgan
                                        ----------------------------
                                        Signature

                                        President
                                        ----------------------------
                                        Title

                                  EXHIBIT A
                                  ---------
Dr. Asher O. Pacholder
Chairman of the Board and Director
c/o ICO, Inc.
100 Glenborough Dr., Suite 250
Houston, TX 77067

Mr. William J. Morgan
President and Director
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. James P. Shanahan, Jr.
Executive Vice President
 and General Counsel
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Thomas M. Barnhart II
Senior Vice President
 and Associate General Counsel
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Robert C. Amenta
Senior Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Anthony L. Longi, Jr.
Executive Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. James E. Gibson
Senior Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Ms. Robin E. Pacholder
Senior Vice President
 and Associates General Counsel
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Bradley L. Lutz
Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Michael J. Bennett
Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Ms. Virginia A. Miller
Assistant Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Nickolas J. Sakelos
Assistant Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Bernard M. Casey
Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Mark H. Prenger
Assistant Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

                                   EXHIBIT B

-----------------------------------------------------------------------------------------------------------------------------------
                                              1.  THIS CONTRACT IS A RATED ORDER       RATING                         PAGE OF PAGES
             AWARD/CONTRACT
                                                  UNDER DPAS (15CFR350)                                                1         2
-----------------------------------------------------------------------------------------------------------------------------------
 2.  CONTRACT (Proc. Inst. Ident.) No.        3.  EFFECTIVE DATE                       4.  REQUISITION/PURCHASE/PROJECT NO.

               PBGCJ40436                         4/1/94                                           PBGC01-CF4001
-----------------------------------------------------------------------------------------------------------------------------------


 5.  ISSUED BY:                                 CODE       35000      6.  ADMINISTERED BY (If other than Item 5)        CODE  34400
    PENSION BENEFIT GUARANTY CORPORATION                                   PENSION BENEFIT GUARANTY CORPORATION

    FINANCIAL OPERATIONS DEPARTMENT                                        CONTROLLER OPERATIONS DIVISION
    1200 K STREET, N.W., SUITE 610                                         1200 K STREET, N.W., SUITE 640
    WASHINGTON, DC  20005-4026                                            WASHINGTON, DC  20005-4026
    MARILYN SILVERMAN CO2
    202-326-4160
-----------------------------------------------------------------------------------------------------------------------------------
 7.  NAME AND ADDRESS OF CONTRACTOR (No., street, city, county,             Vendor ID: 00002760   8.  DELIVERY
                                     State and ZIP Code)
                                                                                                  [ ]FOB ORIGIN [x]OTHER (See below)
    Mr. William J.  Morgan                                                        CEC:
    Pacholder Associates, Inc.                                              Cage Code:            9.  DISCOUNT FOR PROMPT PAYMENT
    Towers of Kenwood                                                         Tax ID#:
                                                                                                          00.000%   00 Net 000
    8044 Montgomery Road, Suite 382
    Cincinnati, OH  45236                                                                         0.  SUBMIT INVOICES          ITEM
                                                                                                  (4 copies unless otherwise
                                                                                                  specified) TO THE ADDRESS
                                                                                                  SHOWN IN:                     12
 CODE                                                                   FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
 11.  SHIP TO/MARK FOR                                 CODE  33100           12.  PAYMENT WILL BE MADE BY                     33200

            Pension Benefit Guaranty Corporation                                Pension Benefit Guaranty Corporation
            Financial Operations Department                                     Controller Operations Division
            1200 K Street, N.W., Suite 610                                      1200 K Street, N.W., Suite 640
            Washington, DC  20005-4026                                          Washington, DC  20005-4026
-----------------------------------------------------------------------------------------------------------------------------------
 13.  AUTHORITY FOR USING OTHER HTAN FULLAND OPEN COMPETITION:               14.  ACCOUNTING AND APPROPRIATION DATA

 [ ]  10 U.S.C. 2304(c) (   )    [x] 41 U.S.C. 253(c) (  10)                            1-7-1100-1-33500-2512
-----------------------------------------------------------------------------------------------------------------------------------
 15A.  ITEM NO.        15B.  SUPPLIES/SERVICES            15C. QUANTITY      15D. UNIT PRICE      15E. UNIT           15F. AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
                   Services, non-personal to provide
                   analytical and securities liquidation
                   expertise for special situation equity,
                   fixed income and partnership positions
                   which are assets of terminated and
                   PBGC-trusted pension plans.
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               15G.  TOTAL AMOUNT OF CONTRACT        $300,000.00 NTE
-----------------------------------------------------------------------------------------------------------------------------------
                                                         16.  TABLE OF CONTENTS
-----------------------------------------------------------------------------------------------------------------------------------
(X)   SEC.   DESCRIPTION                                 PAGE(S)   (X)     SEC.     DESCRIPTION                              PAGE(S)
-----------------------------------------------------------------------------------------------------------------------------------
                        PART I - THE SCHEDULE                                            PART II - CONTRACT CLAUSES
-----------------------------------------------------------------------------------------------------------------------------------
 X     A      SOLICITATION/CONTRACT FORM                   1         X       I        CONTRACT CLAUSES
-----------------------------------------------------------------------------------------------------------------------------------
 X     B      SUPPLIES OR SERVICES AND PRICES/COSTS        1              PART III - LIST OF DOCUMENTS, EXHIBITS AND OTHER ATTACH.
-----------------------------------------------------------------------------------------------------------------------------------
 X     C      DESCRIPTION/SPECS./WORK STATEMENT                              J        LIST OF ATTACHMENTS
-----------------------------------------------------------------------------------------------------------------------------------
       D      PACKAGING AND MARKING                                              PART IV - REPRESENTATIONS AND INSTRUCTIONS
-----------------------------------------------------------------------------------------------------------------------------------
 X     E      INSPECTION AND ACCEPTANCE                                      K        REPRESENTATIONS, CERTIFICATIONS AND
                                                                                      OTHER STATEMENTS OF OFFERORS
-----------------------------------------------------------------------------------------------------------------------------------
 X     F      DELIVERIES OR PERFORMANCE
-----------------------------------------------------------------------------------------------------------------------------------
 X     G      CONTRACT ADMINISTRATION DATA                                   L        INTRS., CONDS., AND NOTICES OF
                                                                                      OFFERORS
-----------------------------------------------------------------------------------------------------------------------------------
       H      SPECIAL CONTRACT REQUIREMENTS                                  M        EVALUATION FACTORS FOR AWARD
-----------------------------------------------------------------------------------------------------------------------------------
                                     CONTRACTING OFFICER WILL COMPLETE ITEM 17 OR 18 AS APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------------

 17. [x] CONTRACTOR'S NEGOTIATED AGREEMENT   (Contractor is
 required to sign this document and return 3 copies to issuing   18. [ ] AWARD (Contractor is not required to sign this document.)
 office.)  Contractor agrees to furnish and deliver all items or Your offer on Solicitation Number      , including the additions or
 perform all the services set forth or otherwise identified      changes made by you which additions or changes are set forth in
 above and on any continuation sheets for the consideration      full above, is hereby accepted as to the items listed above and on
 stated herein.  The rights and obligations of the parties to    any continuation sheets.  This award consummates the contract which this contract shall be subject to and governed by the following consists of the following documents:  (a) the Government's
 documents:  (a) this award/contract, (b) the solicitation, if   solicitation and your offer, and (b) this award/contract.  No any, and (c) such provisions, representations, certifications,  further contractual document is necessary.
 and specifications, as are attached or incorporated by
 reference herein.  (Attachments are listed herein.)
-----------------------------------------------------------------------------------------------------------------------------------
 NAME AND TITLE OF SIGNER (Type or print)                          20A.  NAME OF CONTRACTING OFFICER

 William J.  Morgan, President                                                           Robert W. Herting  A01
-----------------------------------------------------------------------------------------------------------------------------------

 19B.  NAME OF CONTRACTOR                       19C.  DATE          20B.  UNITED STATES OF AMERICA                20C.  DATE SIGNED
                                               SIGNED
 BY                                                                 BY  _________________________________
    ----------------------------------------
    (Signature of person authorized to sign)                           (Signature of Contracting Officer)
-----------------------------------------------------------------------------------------------------------------------------------

NSN 7540-01-152-8069                                             25-106STANDARD
FORM 26 (Rev. 4-85) PREVIOUS EDITION UNUSABLEPrescribed by GSA - FAR (48 CFR) 53.214(a) 327061.1

         SECTION B - Supplies or Services and Prices/Costs

         The following fees are for the base year and each of the five (5) option years:

A.       Schedule of Fees:

                                                                  Hourly Rate

  1.  Research, financial analysis
        maintenance of asset
        activities and administrative
        duties as required -
         Management                                               $150.00
                                                                  ------------

         Senior Staff                                             $105.00
                                                                  ------------

         Mid-Level Financial and/or                               $ 83.00
                                                                  ------------
           Financial Research staff
         Administrative and support                               $ 30.00
                                                                  ------------
           Staff

  Based on 2080 hours per annum
                                                                  Basis Points on
                                                                  Net Sale Proceeds *

  2.  Disposition of all or portions                              40 BP
        of assigned positions.                                    -----------

*Legal and miscellaneous fees associated with sales will be billed directly to PBGC.

         SECTION C - Description/Specification/Statement of Work

C.I      Background
         ----------
         Pension Benefit Guaranty Corporation (PBGC) is a U.S. Government agency created under the Employee Retirement Income Security Act of 1974 (ERISA) to guarantee the defined pension benefits of insolvent companies with underfunded plans. Liabilities and losses assumed by the Corporation are unpredictable and are influenced by economic conditions and levels of interest rates and securities markets.

         PBGC maintains two separate investment funds. The first fund, the Revolving Fund, (currently about $3.9 billion) receives all premium payments and is invested solely in "book-entry" U.S. Government securities held at the Treasury.

         The second fund, the Trust Fund, (approximately $3.0 billion) is discretionary in nature. The Trust Fund, whose custodian is State Street Bank, receives assets from terminated plans. Trust assets, which can be more flexibly invested than Revolving Fund assets, include equities, debt obligations, convertibles, derivatives and real estate.

         The PBGC's investment policy is based upon the following objectives:

         1. Minimize future premium levels and reduce the deficit by achieving a competitive rate of return consistent with prudent risk levels.

         2. Constrain the impact on the deficit (surplus) arising from a mismatch of assets against existing and contingent liabilities.

         3. Ensure that funds are available to meet pension payment obligations.

         Most of PBGC's assets are invested in high quality, fixed income securities which are dollar duration matched with the Corporation's liabilities. The balance is expected to add value through investment in both active and indexed equities and a small portion in real estate.

C.II     Statement of Work:

o        MANAGER RESPONSIBILITIES:

         The Special Situations Manager has the responsibility for accepting certain pension plan assets which have been trusteed to the Pension Benefit Guaranty Corporation (PBGC), pursuant to the authority of the Employees Retirement Income Security Act of 1974, as amended (ERISA). These assets, by their nature or because of regulatory constraints, are illiquid or difficult to market. Examples of these positions could be: SEC 144 Stock; equity positions with little or no trading activity; or, equity positions with trading restrictions and/or limitations. The primary characteristic of these positions would be the need for development of a "work out" strategy and the implementation of a defined liquidation format or plan.

         These positions, whether equity, fixed income, or partnership interests, are not intended to be held as long term positions by the manager. However, it is recognized that because of the illiquid nature of these holdings, they may remain in the portfolio for extended periods of time (or to maturity) if efforts to prudently market and liquidate the positions are not successful. In addition, the liquidation proceeds generated from the successful sale of these positions will not remain with the manager, but will be wire transferred to the PBGC Custodian Bank immediately upon settlement. It is not intended that any liquidation proceeds will be retained for the acquisition of new positions selected by the manager or any other authorized PBGC personnel.

         The manager will be in a fiduciary relationship with respect to the assets assigned to it, and to the PBGC; will have full and complete discretion with regard to the positions assigned and independent voting authority for those positions for which proxy voting is required; and, be registered as an Investment Advisor under the Investment Advisors Act of 1940. The manager will be required to submit written confirmation of that registration to PBGC prior to contract award.

         The development of liquidation and marketing strategies will require an extensive knowledge and understanding of securities laws and regulations; securities marketing techniques; and, experience with institutional investment companies, pension plans, and secondary markets. Further, the manager will be required to maintain a close relationship with the Investment Management Division staff, and primarily, the Contracting Officer's Technical Representative (COTR) who will be identified in the contract Special Provisions.

         Within the scope of the contract, and in recognition of the increased analytical and negotiation skills required by the large percentage ownership positions of restricted or illiquid positions, certain specific assignments will be required of the manager. These are:

         o to locate and negotiate with management of issuing companies or institutional investors for the purpose of liquidating large equity or fixed income positions, which may be restricted under Rule 144, or by PBGC Settlement Agreement;

         o the preparation of specific strategies for the sale of positions with small daily trading volumes, in instances where, were the PBGC position marketed imprudently, the sale would severely depress the PBGC trade price;

         o to coordinate directly with legal counsel; transfer agents; and, banks to assure the timely settlement of trades, without the need for extensions or "buy ins", when the PBGC is unable to deliver the liquidated position. These situations are more likely to occur in liquidated ions associated with the equity and fixed income positions assigned under this contract; but, may occur in partnership interest transactions.

         The manager may also be called upon to assist the PBGC staff in negotiating employer liability settlements or to act as an expert on securities valuation matters; and, to coordinate administrative and securities settlement and delivery matters with the PBGC Custodian Bank. Certain periodic written reports will also be required, as indicated in the Reports section of the contract Special Provisions.

--   MANAGER AGENCY AND PROXY VOTING AUTHORITY:

         The incumbent will act as PBGC's agent in connection with the assets assigned and will have full proxy voting discretion with respect to all assets held by the PBGC, pursuant to plan termination and PBGC, pursuant to plan termination and PBGC-trusteeship, that are not specifically held in the portfolios of other PBGC money managers.

         Pursuant to this proxy voting discretion, the manager will develop and implement proxy policies and procedures which will be used during the performance of the contract; and, develop a report format that will be used to report to the PBGC on a quarterly basis.

         The manager will discuss all specific company positions regarding its proxy voting policies, such as social, environmental, or political matters, which could affect their voting positions on proxy proposals. The manager may be requested to explain votes which are inconsistent with managers general policy.

         At a minimum, the quarterly report shall include:

         Company          Proposal              Management                   Manager Vote
                                              Recommendation
         -------          --------            --------------                 ------------

         This report shall be separate and distinct from the quarterly report on the activity in the specific positions held by the manager. The manager may be required, from time to time, to explain the basis for a particular vote.

C-III.   Reporting Requirement

         Reporting Requirements. The following written reports will be prepared for receipt at Investment Management Division not later than the 10th day of the month or quarter required. Those reports are:

           Report Name                            Description                        To Be Submitted
           -----------                            -----------                        ---------------

  1. Reconciliation                To reconcile month-end market values                   Monthly
     Report                        between the manager and the Custodian
                                   Bank (as shown in Custodian Account
                                   #3803).


  2. Proxy Report                  The Manager shall submit Company Proxy                 Quarterly
                                   Policy with the technical proposal and
                                   shall advise, on a quarterly basis, any
                                   deviations from that policy.  The
                                   Manager may be requested to support the
                                   reasoning for a specific vote or votes.

  3. Quarterly                     To advise PBGC of the activities                       Quarterly
     Report                        associated with each position, by the
                                   manager and the issuing Company, to
                                   include marketing strategies; earnings
                                   and market projections; and any other
                                   pertinent information.

** SAMPLE FORMATS WILL BE PROVIDED UPON REQUEST

                                   SECTION E
                           INSPECTION AND ACCEPTANCE

E.1      52.252-1
SOLICITATION PROVISIONS INCORPORATED BY REFERENCE (JUN 1988)
         This solicitation incorporates on or more solicitation provision by reference, with the same force and effect as if they were given in full text available.

E.1      52.246-4
INSPECTION OF SERVICES--FIXED PRICE (FEB 1992)

          (Reference 46.304)

                                  SECTION F
                          DELIVERIES OR PERFORMANCE

F.1      52.252-1
SOLICITATION PROVISIONS INCORPORATED BY REFERENCE (JUN 1988)
         This solicitation incorporates one or more solicitation provisions by reference, with the same force and effect as if they were given in full text. Upon request, the Contracting Officer will make their full text available.

F.2      52.212-13
STOP-WORK ORDER (AUG 1989)
(Reference 12.505)

F.3      52.212-15
GOVERNMENT DELAY OF WORK (APR 1984)
(Reference 12.505)

F.4      Period of Performance
         ---------------------

         This contract shall extend from the date of award through September 30, 1994. There will be five (5) single one (1) year option periods to be exercised at the discretion of PBGC.

F.5      Option to Extend the Term of the Contract
         -----------------------------------------

         This contract is renewable, at the option of the Government, by the Contracting Officer giving written notice of renewal to the Contractor within the period specified in the schedule, provided that the Contracting Officer shall have given preliminary notice of the Government's intention to renew at least sixty (60) days before this contract is to expire. (Such a preliminary notice will not be deemed to commit the Government to renewals). If the renewed shall be deemed to include this option provision. However, the total duration of this contract, including the exercise of any options, under this clause, shall not exceed six (6) years.

F.6      Contract Type
         -------------

         This contract shall be considered a fixed rate contract.

SECTION G - CONTRACT ADMINISTRATION DATA

G - 1.           Payment Due Date
                 ----------------

        (a) Payments under this contract will be due on the 30th calendar day after the later of:

       1. The date of actual receipt of a proper invoice in the office designated to receive the invoice, or

       2. The date the supplies or services are accepted by the Government.

G - 2.    Submission of Invoices and Method of Payment
          --------------------------------------------
          A monthly invoice shall be submitted in an original and (1) copy for work performed hereunder to:

                 Pension Benefit Guaranty Corporation
                 Controller Operations Division/General
                 Accounting Branch - Suite 640
                 1200 K Street, N.W.  Washington, D.C.  20005

                 To constitute a proper invoice, the invoice must include the following information and/or attached documentation:

                 1. Name of the business concern and invoice date.

                 2.      Contract Number

                 3. Description, price, and quantity of property and services actually performed or delivered, including

                         -        Total charges for the reporting period.

                         - Expenditures and hours of effort expended by individual during the reporting period.

                         - Cumulative expenditures and hours of effort through the reporting period from inception of contract.

                 4.      Shipping and payment terms (if applicable).

                         For each invoice covering travel expenses incurred, mileage records and copies of receipts from actual transportation costs and accommodations shall be included as supportive material for each invoice.

                         NOTE: PBGC authorization must be obtained prior to incurring any travel expense for which the Contractor request reimbursement (refer to section G-7).

G - 3.           Interest on Overdue Payments
                 ----------------------------

                 A. The Prompt Payment Act, Public Law 97-177 (96 Stat. 85, 31 USC 1801) is applicable to payments under this contract and requires the payment to the contractor of interest on overdue payments and improperly taken discounts.

                 B. Determinations of interest due will be made in accordance with the provisions of the Prompt Payment Act and Office of Management and Budget Circular A-125.

G - 4.           "Order of Precedence (JANUARY 1986)
                 -----------------------------------

                 Any inconsistency in this solicitation or contract shall be resolved by giving precedence in the following order: (a) the Schedule (excluding the specifications); (b) representations and other instructions; (c) contract clauses; (d) other documents, exhibits, and attachments; and (e) the specifications. FAR 52.215-33"

G - 6.           Incorporation of Contractor's Proposal
                 --------------------------------------

                 It is understood and agreed that the Contractor shall, in meeting the requirements of this contract, perform in accordance with his or her technical proposal to the PBGC under Solicitation No. 93-12 dated as amended.

                 However, to the extent that any provisions of the articles set forth herein are in conflict or inconsistent with any provisions of said proposal, the provisions of the articles of this contract shall be controlling and shall supersede the provisions of said proposals.

G - 6.           Contract Administration
                 -----------------------

                 The Contracting Officer or his authorized representative located at Pension Benefit Guaranty Corporation, 1200 K Street, N.W. Suite 510,
                 Washington, D.C. 20005 will be the contract administrator of the contract. Telephone:
                 (202)326-4160.

G - 7.           Travel and Per Diem
                 -------------------

                 A. Travel and Per Diem authorized under this contract shall be reimbursed in accordance with the Government Travel
                         Regulations currently in effect.

                 B. Travel requirements under this contract shall be met using the most economical form of transportation available. If economy class transportation is not available, the request for payment voucher must be submitted with justification for use of higher class travel indicating dates, times, and flight numbers. All travel shall be scheduled sufficiently in advance to take advantage of offered discount rates, unless authorized by the Contracting Officer.

                 C. The contractor may be reimbursed for the cost of travel performed by its personnel in their privately owned automobiles at the current Government Travel Regulation mileage rate, not to exceed the cost by the most direct economy air route between the points so traveled. If more than one person travels in such automobiles, no additional charge will be made by the contractor for such travel.

G - 8.           Contracting Officer's Technical Representative
                 ----------------------------------------------

                 The Contracting Officer's Technical Representatives
                 (COTR) is Robert Perlstein. The COTR is authorized to assist in monitoring the work under this contract. The COTR is responsible for the technical administration of the contract and technical liaison with the contractor. The COTR IS NOT authorized to change the scope of work or specifications as stated in the contract, to make any commitments or otherwise obligate the Government or authorize any changes which affect the contract price, delivery schedule, period of performance or other terms or conditions.

                 The Contracting Officer is the only individual who can legally commit or obligate the Government for the expenditure of public funds. The technical administration of this contract shall not be construed to authorize the revision of the terms and conditions of this contract. Any such revision shall be authorized in writing by the Contracting Officer.

                 The COTR is authorized to review and recommend approval of:

                 A. Technical matters not involving a change in scope, price, terms and conditions of the contract

                 B.  Progress reports

                 C. Inspection and acceptance of services and deliverable products and

                 D.  Invoices.

The COTR is not authorized to sign any contractual instruments or to direct any action that results in a change in the scope, price, terms or condition of the contract.

G - 9.   Key Personnel
         -------------

The Corporation has identified the following individual as a "key member"(s) of the Contractor's technical team who will be considered essential to the ongoing conduct of the project and will assure consistent management control and direction.

                          Pacholder Associates, Inc.
                          --------------------------

                             William J. Morgan            Managing Director

                             Anthony L. Longi, Jr.        Senior Vice President

                          Warbura, Pincus Counsellors, Inc.
                          ---------------------------------

                             Elizabeth Dater                   Managing Director
                             Lynn Steppacher Martin            Vice President

         A. The personnel specified above will be considered to be essential to the work being performed hereunder. These key personnel shall be currently employed by the contractor and NOT reassigned for the first six months of this contract. Prior to removing any of the specified individuals from performance of this contract, the Contractor shall provide 30 days advance notification to the Contracting officer and shall submit justification (including proposed resumes/substitutions) in sufficient detail to permit evaluation of the impact on the Program. No diversion shall be made by the Contractor without the written consent of the Contracting Officer.

                          NOTE:      PBGC reserves the right to review
                          resumes and to interview personnel as a result of staffing changes.

         B. GENERAL APPROVAL - All Contractor personnel assigned to this contract will be subject to Government review. Contractor personnel found unacceptable by the Government at any time shall be removed from performing under this contract as soon as possible after notification. Such notification shall be delivered, in writing, by the Contracting officer's Technical Representative to the Contractor.

         C. HOLIDAYS - The Contractor shall establish a standard holiday schedule, for personnel performing under this contract, that exactly coincides with the Government's schedule. Holidays peculiar to or dynamically declared by the Government shall be considered as holidays for Contractor personnel and are not billable unless work is actually performed on these days. No work will be performed by Contractor personnel on Government holidays without prior approval of the Contracting Officer's Technical Representative. Work performed on holidays shall be billable at the regular rate.

                          Government holidays are (1) New Year's Day, (2) Martin Luther King, Jr. Day, (3) Washington's Birthday, (4) Memorial Day, (5) 4th of July, (6) Labor Day, (7) Columbus Day, (8) Veteran's Day, (9) Thanksgiving Day and (10) Christmas Day.

G-10.  AGREEMENT FOR RESTRICTIONS AGAINST DISCLOSURE OF INFORMATION
       ------------------------------------------------------------

                             PURSUANT TO CONTRACT
                             --------------------

         This Contract, by and between the Pension Benefit Guaranty Corporation
         (PBGC) and PACHOLDER ASSOCIATES, INC. (the Contractor), shall be effective as of the last date executed.

         1. The PBGC is a wholly owned government corporation created by the Employee Retirement Income Security Act of 1974, 29 U.S.C. Section 1001 et seq. (1990).

         2.      The Contractor is PACHOLDER ASSOCIATES, INC.

         3. The PBGC desires to have the work to be performed pursuant to contract number J-4-0436 to be conducted in the strictest confidence.

NOW THEREFORE, it is hereby agreed by and between the parties as follows:

         1. The Contractor agrees that it will take such measures as are necessary to restrict access to plan records and any information related to work to be performed pursuant to the contract while such information is in its possession, to those employees and/or subcontractors of the Contractor needing such information to perform the work required thereunder, i.e., on a "need-to-know" basis.

         2. The Contractor agrees to keep the information contained in the project and/or plan records furnished by the PBGC and as modified and accumulated pursuant to work done in performance of contract number J-4-0436 in the strictest confidence, said information being the sole property of the PBGC. The Contractor also agrees not to publish, reproduce or otherwise divulge such information in whole or in part, in any manner or form, nor to authorize or permit others to do so, taking such reasonable measures as are necessary to restrict access to such information, while in its possession, to those employees and/or subcontractors needing such information to perform the work required thereunder, i. e., on a "need-to-know" basis.

                 PBGC records shall be made available only at the discretion of the PBGC and subject to any restriction under the Freedom of Information Act 5 U.S.C. Sec. 552, as amended and the Privacy Act, 5 U.S.C. Sec. 552a, as amended.

                 Further, the Contractor shall notify the PBGC of the transfer to subcontractors of any records. Notification shall be prior to any such transfer. Upon completion of the Contractor obligations, the Contractor shall return or destroy all copies of data furnished by PBGC or created by the Contractor and any subcontractor.

         3. The Contractor agrees to immediately notify the PBGC, in writing, in the event that the Contractor determines or has reason to suspect a breach of any provision of this Agreement.

         4. The Contractor agrees to immediately notify the PBGC in writing, of any request received from any individual who is not a party to this Agreement, for access to records accumulated pursuant to Contract number J-4-0436. Those requests will be directed to PBGC's Disclosure Officer for processing under the provision of the Freedom of Information Act. This paragraph does not apply to a request by an individual for access to information contained in records pertaining to that particular individual. However, if the individual wants copies of the actual records pertaining to him, he first must contact PBGC's Disclosure Officer

         5. The Contractor agrees that it will not knowingly violate any statutory or regulatory restrictions against the disclosure of government records, including 5 U.S.C Sec. 552 a, as amended, 5 U.S.C. Sec. 552, as amended, 18 U.S.C. Sec 1905 and implementing regulations. The Contractor also agrees that it will take steps to ensure that any subcontractors will also adhere to these restrictions.

         6. The Contractor is bound by Section (m) of the Privacy Act, 5 U.S.C. Sec. 552a(m) and as such is considered under the act to be an employee of the agency. Accordingly, the Contractor and any of its employees are subject to the criminal penalties of the Privacy Act, 5 U.S.C. Sec. 552a(i).

         7. Contractor will designate and identify an individual who shall be responsible for the notifications required under sections 2, 3 and 4 of this agreement and who shall receive all appropriate responses from the Contract Officer's Technical Representative or from PBGC's Disclosure Officer.

                                  SECTION I
                               CONTRACT CLAUSES


I.1      52.252-1
         SOLICITATION PROVISIONS INCORPORATED BY REFERENCE (JUN 1988)
                 This solicitation incorporates one or more solicitation provisions by reference, with the same force and effect as if they were given in full text. Upon request, the Contracting Officer will make their full text available.

I.2      52.000
         PART 52 -- SOLICITATION PROVISIONS AND CONTRACT CLAUSES
         (Reference)

I.3      52.202-1
         DEFINITIONS (SEPT 1991)
         (Reference 2.201)

I.4      52.203-1
         OFFICIALS NOT TO BENEFIT (APR 1984)
         (Reference 3.102-2

I.5      52,293-3
         GRATUITIES (APR 1984)
         (Reference 3.202)

I.6      52.203-5
         COVENANT AGAINST CONTINGENT FEES (APR 1984)
         (Reference 3.404)

I.7      52.203-6
         RESTRICTIONS ON SUBCONTRACTOR SALES TO THE GOVERNMENT (JUL 1985) (Reference 3.503-2)

I.8      52.203-7
         RESTRICTIONS ON SUBCONTRACTOR SALES TO THE GOVERNMENT (JUL 1985)

I.9      52.203-10
         PRICE OR FEE ADJUSTMENT FOR ILLEGAL OR IMPROPER ACTIVITY (SEP 1990)

I.10     52.203-12
         LIMITATION ON PAYMENTS TO INFLUENCE CERTAIN FEDERAL TRANSACTIONS (JAN
         1990)

I.11     52.203-13
         PROCUREMENT INTEGRITY--SERVICE CONTRACTING (SEP 1990)
         (Reference 3.104-10)

I.12     52.215-1
         EXAMINATION OF RECORDS BY COMPTROLLER GENERAL (FEB 1993)
         (Reference 15.106-1)

I.13     52.215-2
         AUDIT--NEGOTIATION (FEB 1993)
         (Reference 15.106-2)

I.14     52.215-26
         INTEGRITY OF UNIT PRICES (APR 1991)
         (Reference 15.812-2)

I.15     52.215-27
         TERMINATION OF DEFINED BENEFIT PENSION PLANS (SEP 1989)
         (Reference 15.804-8)

I.16     52.215-33
         ORDER OF PRECEDENCE (JAN 1986)
         (Reference 15.406-3)

I.17     52.222-4
         CONTRACT WORK HOURS AND SAFETY STANDARDS ACT--OVERTIME COMPENSATION

I.18     52.222-18
         RESERVED
         (MAY 1992)
         (Reference)

[input I.19 to I.27 rest of document scanned]

I.19     52.222-43
         FAIR LABOR STANDARDS ACT AND SERVICE CONTRACT ACT--PRICE ADJUSTMENT (MULTIPLE YEAR AND OPTION CONTRACTS) (MAY 1989) (Reference 22.1006)

I.20     52.223-6
         DRUG-FREE WORKPLACE (JUL 1990)
         (Reference 23.505)

I.21     52-227-14
         RIGHTS IN DATA--GENERAL (JUN 1987)
         (Reference 27.409)

I.22     52.229-3

         FEDERAL, STATE AND LOCAL TAXES (JAN 1991)
         (Reference 29.401-3)

I.23     52.232-17
         INTEREST (JAN 1991)
         (Reference 32.617)

I.24     52.233-1
         DISPUTES (DEC 1991)
         (Reference 33.215)

I.25     52.237-2
         PROTECTION OF GOVERNMENT BUILDINGS, EQUIPMENT, AND VEGETATION (APR 1984) (Reference 37.110)

I.26     52.237-3
         CONTINUITY OF SERVICE (JAN. 1991)
         (Reference 37.110)

I.27     52.243-1 I
         CHANGES--FIXED-PRICE (AUG 1987)--ALTERNATE I (APR 1984)
         (Reference 43.205)

I.28     52.245.2
         GOVERNMENT PROPERTY (FIXED-PRICE CONTRACTS) (DEC 1989)
         (Reference 45.106)

I.29     52.249-8
         DEFAULT (FIXED-PRICE SUPPLY AND SERVICE) (APR 1984)
         (Reference 49.504)

1.30     52.203-9
         REQUIREMENT FOR CERTIFICATE OF PROCUREMENT INTEGRITY. -MODIFICATION (NOV 1990)

                 (a) Definitions. The definitions bet forth in FAR 3.104-4 are hereby incorporated in this clause.
                 (b) The Contractor agrees that it will execute the certification set forth in paragraph (c) of this clause when requested by the Contracting Officer in connection with the execution of any modification of this contract.
                 (c) Certification. As required in paragraph (b) of this clause, the officer or employee responsible for the modification proposal shall execute the following certification:
                          CERTIFICATE OF PROCUREMENT INTEGRITY- -MODIFICATION
                 (NOV 1990)
                 (1)  I, ________________________[Name of certifier] am the officer or employee responsible for the preparation of this modification proposal and hereby certify that, to the best of my knowledge and belief, with the exception of any information described in this certification, I have no information concerning a violation or possible violation of subsection 27(a), (b), (d) or (f) of the Office of Federal Procurement Policy Act, as amended+ (41 U.S.C. 423), (hereinafter referred to as the Act"), as implemented in the FAR, occurring during the conduct of this procurement ____________________ (contract and modification number),
                 (2) As required by subsection 27(e)(l)(B) of the Act, I further certify that to the best of my knowledge and belief, each officer, employee, agent, representative, and consultant of _______________________[Name of Offeror] who has participated personally and substantially in the preparation or submission of this proposal has certified that he or she is familiar with, and will comply with, the requirements of subsection 27(a) of the Act, as implemented in the FAR, and will report immediately to me any information concerning a violation or possible violation of subsections 27(a), (b), (d), or (f) of the Act, as implemented in the FAR, pertaining to this procurement.
                 (3) Violations or possible violations: (Continue on plain bond paper if necessary and label Certificate of

         Procurement Integrity--Modification (Continuation Sheet), ENTER "NONE" IF NONE EXISTS)
         ______________________________________________________________
         ______________________________________________________________
         ______________________________________________________________

         ______________________________________________________________
         [Signature of the officer or employee responsible, for the modification proposal and date]
         ______________________________________________________________

                [Typed name of the officer or employee responsible for the modification proposal]
         +      Subsections 27(a), (b), and (d) are effective on December l,
         1990. Subsection 27(f) is effective on June l, 1991. THIS CERTIFICATION CONCERNS A MATTER WITHIN THE JURISDICTION OF AN AGENCY OF THE UNITED STATES AND THE MAKING OF A FALSE, FICTITIOUS, OR FRAUDULENT CERTIFICATION MAY RENDER THE MAKER SUBJECT TO PROSECUTION UNDER TITLE 18, UNITED STATES CODE, SECTION 1001.

                 (d) In making the certification in paragraph (2) of the certificate, the officer or employee of the competing Contractor responsible for the offer or bid, may rely upon a one-time certification from each individual required to submit a certification to the competing Contractor, supplemented by periodic training. These certifications shall be obtained at the earliest possible date after an individual required to certify begins employment or association with the Contractor. If a Contractor decides to rely on a certification executed prior to the suspension of section 27 (i.e., prior to December 1, 1989), the Contractor shall ensure that an individual who has so certified is notified that section 27 has been reinstated. These certifications shall be maintained by the Contractor for a period of 6 years from the date a certifying employee's employment with the company ends or, for an agency, representative, or consultant, 6 years from the date such individual ceases to act on behalf of the Contractor.
                 (e) The certification required by paragraph (c) of this clause is a material representation of fact upon which reliance will be placed in executing this modification.



1.31     52.209.6
         FAC 90-13
         PROTECTING THE GOVERNMENT'S INTEREST WHEN SUBCONTRACTING WITH CONTRACTORS DEBARRED, SUSPENDED, OR PROPOSED FOR DEBARMENT (NOV 1992)

                 (a) The Government suspends or debars Contractors to protect the Government's interest. The Contractor shall not enter into any subcontract in excess of the small purchase limitation at FAR
         13.000 with a Contractor that is debarred, suspended, or proposed for debarment unless there is a compelling reason to do so.
                 (b) The Contractor shall require each proposed first-tier subcontractor, whose subcontract will exceed the small purchase limitation at FAR 13.000, to disclose to the Contractor, in writing, whether as of the time of award of the subcontract, the subcontractor, or its principals, is or is not debarred, suspended. or proposed for debarment by the Federal Government.
                 (c) A corporate officer or a designee of the Contractor shall notify the Contracting Officer, in writing, before entering into a subcontract with a party that is debarred, suspended, or proposed for debarment (see FAR 9.404 for information on the List of Parties Excluded for: Procurement Programs). The notice must include the following:
                          (1)     The name of the subcontractor.
                          (2) The Contractor's knowledge of the reasons for the subcontractor being on the List of Parties Excluded for:
                 Procurement Progrw.
                          (3) The compelling reason(s) for doing business with the subcontractor notwithstanding its inclusion, on the List of Parties Excluded from Procurement Programs.
                          (4) The systems and procedures the Contractor has established to ensure that it is fully protecting the Government's interests when dealing with such subcontractor in view of the specific basis for the party's debarment, suspension, or proposed debarment.



1.32     52.209-7
         UPDATE 53
         ORGANIZATIONAL CONFLICTS OF INTEREST CERTIFICATE--MARKETING CONSULTANTS (NOV 1991)

                 (a)      Definitions.
                          (1) "Marketing consultant" means any independent Contractor who furnishes advice, information, direction, or assistance to an Offeror or any other Contractor in support of the preparation or submission of an offer for a Government contract by that Offeror. An independent Contractor is not a marketing consultant when rendering--
                                  (i)      Services excluded in FAR 37.204;
                                  (ii)     Routine engineering and technical
                 services (such as installation, operation, or
                        maintenance of systems, equipment, software, components, or facilities);

                                (iii) Routine legal, actuarial, auditing, and
                        accounting services; or
                                (iv) Training services.
                        (2) Organizational conflict of interest means that because of other activities or relationships with other persons, a person is unable or potentially unable to render impartial assistance or advice to the Government, or the person's objectivity in performing the contract work is or might be otherwise impaired, or a person has an unfair competitive advantage.

                 (b) An individual or firm that employs, retains, or engages contractually one or more marketing consultants in connection with a contract, shall submit to the Contracting Officer, with respect to each marketing consultant, the certificates described below, if the individual or firm is notified that it is the apparent successful Offeror.

                 (c)      The certificate must contain the following:

                 (1) The name of the agency and the number of the solicitation in question.

                 (2) The name, address, telephone number, and Federal taxpayer identification number of the marketing consultant.

                 (3) The name, address, and telephone number of a responsible officer or employee of the marketing consultant who has personal knowledge of the marketing consultants involvement in the contract.

                 (4) A description of the nature of the services rendered by or to be rendered by the marketing consultant.

                 (5) The name, address, and telephone number of the client or clients, and the name of a responsible officer or employee of the marketing consultant who is knowledgeable about the services provided to such client(s), and a description of the nature of the services rendered to such client(s), if, based on information provided to the Contractor by the marketing consultant, any marketing consultant is rendering or, in the __________ months preceding the date of the certificate, has rendered services respecting the same subject matter of the instant solicitation, or directly relating to such subject matter, to the Government or any other client (including any foreign government or person).

                 (6) A statement that the person who signs the certificate for the prime Contractor has informed the marketing consultant of the existence of Subpart 9.5 and Office of Federal Procurement Policy Letter 89-1.

                          (7) The signature, name, title, employer's name, address, and telephone number of the persons who signed the certificates for both the apparent successful Offeror and the marketing consultant.

                 (d) In addition, the apparent successful Offeror shall forward to the Contracting Officer a certificate signed by the marketing consultant that the marketing consultant has been told of the existence of Subpart 9.5 and Office of Federal Procurement Policy Letter 89-1, and the marketing consultant has made inquiry, and to the best of the consultant's knowledge and belief, the consultant has provided no unfair competitive advantage to the prime Contractor with respect to the services rendered or to be rendered in connection with the solicitation, or that any unfair competitive advantage that, to the best of the consultant's knowledge and belief, does or may exist, has been disclosed to the Offeror.

                 (e) Failure of the Offeror to provide the certifications may result in the Offeror being determined ineligible for award. Misrepresentation of any fact may result in the assessment of penalties associated with false certifications or such other provisions provided for by law or regulation.



I.33     52.222-3
         CONVICT LABOR (APR 1984)

                 The Contractor agrees not to employ any person undergoing sentence of imprisonment in performing this contract except as provided by 18 U.S.C. 4082(c)(2) and Executive Order 11755, December 29, 1973.



I.34     52.222-21
         CERTIFICATION OF NONSEGREGATED FACILITIES (APR 1984)

                 (a) "Segregated facilities," as used in this provision, means any waiting rooms, work areas, rest rooms and wash rooms, restaurants and other eating areas, time clocks, locker rooms and other storage or dressing areas, parking lots, drinking fountains, recreation or entertainment areas, transportation, and housing facilities provided for employees, that are segregated by explicit directive or are in fact segregated on the basis of race, color, religion, or national origin because of habit, local custom, or otherwise.
                 (b) By the submission of this offer, the offeror certifies that it does not and will not maintain or provide for its employees any segregated facilities at any of its establish-ments, and that it does not and will not permit its employees to perform their services at any location under its control where segregated facilities are maintained. The offeror agrees that a breach of this certification is a violation of the Equal Opportunity clause in the contract.
                 (c) The offeror further agrees that (except where it has obtained identical certifications from proposed subcontractors for specific time periods) it will--
                          (1) Obtain identical certifications from proposed subcontractors before the award of subcontracts under which the subcontractor will be subject to the Equal Opportunity clause;
                          (2)     Retain the certifications in the files; and
                          (3) Forward the following notice to the proposed subcontractors (except if the proposed subcontractors have submitted identical certifications for specific time periods):
                 NOTICE TO PROSPECTIVE SUBCONTRACTORS OF REQUIREMENT FOR CERTIFICATIONS OF NONSEGREGATED FACILITIES.

         A Certification of Nonsegregated Facilities must be submitted before the award of a subcontract under which the subcontractor will be subject to the Equal Opportunity clause. The certification may be submitted either for each subcontract or for all subcontracts during a period (i.e., quarterly, semiannually, or annually). NOTE: The penalty for making false statements in offers is prescribed in I8 U.S.C. 1001.



I.35     52.222-26
         EQUAL OPPORTUNITY (APR 1984)

                 (a) If, during any 12-month period (including the 12 months preceding the award of this contract), the Contractor has been or is awarded nonexempt Federal contracts and/or subcontracts that have an aggregate value in excess of $10,000, the Contractor shall comply with subparagraphs (b)(1) through (11) below. Upon request, the Contractor shall provide information necessary to determine the applicability of this clause.
                 (b) During performing this contract, the Contractor agrees as follows:
                          (1) The Contractor shall not discriminate against any employee or applicant for employment because of race, color, religion, sex, or national origin.
                          (2) The Contractor shall take affirmative action to ensure that applicants are employed, and that employees are treated during employment, without regard to their race, color, religion, sex, or national origin. This shall include, but not be limited to, (i) employment,
                 (ii) upgrading, (iii) demotion, (iv) transfer, (v) recruitment or recruitment advertising, (vi) layoff or termination, (vii) rites of pay or other forms of compensation, and (viii) selection for training, including apprenticeship.
                          (3) The Contractor shall post in conspicuous places available to employees and applicants for employment the notices to be provided by the Contracting Officer that explain this clause.
                          (4) The Contractor shall, in all solicitations or advertisements for employees placed by or on behalf of the Contractor, state that all qualified applicants will receive consideration for employment without regard to race, color, religion, sex, or national origin.
                          (5) The Contractor shall send, to each labor union or representative of workers with which, it has a collective bargaining agreement or other contract or understanding, the notice to be provided by the Contracting Officer advising the labor union or workers' representative of the Contractor's commitments under this clause, and post copies of the notice in conspicuous places available to employees and applicants for employment.
                          (6) The Contractor shall comply with Executive Order 11246, as amended, and the rules, regulations, and orders of the Secretary of Labor.
                          (7)     The Contractor shall furnish to the
                 contracting agency all information required by Executive Order 11246, as amended, and by the rules, regulations, and orders of the Secretary of Labor. Standard Form lOO (EEO-1), or any successor form, is the prescribed form to be filed within 3O days following the award, unless filed within 12 months preceding the date of award.
                          (8) The Contractor shall permit access to its books, records, and accounts by the contracting agency or the Office of Federal Contract Compliance Programs (OFCCP) for the purposes of investigation to ascertain the Contractor's compliance with the applicable rules, regulations, and orders.
                          (9) If the OFCCP determines that the Contractor is not in compliance with this clause or any rule, regulation, or order of the Secretary of Labor, this contract may be canceled, terminated, or suspended in whole or in part and the Contractor may be declared ineligible for further Government contracts, under the procedures authorized in Executive Order 11246, as amended. In addition, sanctions may be imposed and remedies invoked against the Contractor as provided in Executive Order 11246, as amended, the rules, regulations, and orders of the Secretary of Labor, or as otherwise provided by law.
                          (10) The Contractor shall include the terms and conditions of subparagraph (b)(1) through (11) of this clause in every subcontract or purchase order that is not exempted by the rules, regulations, or orders of the Secretary of Labor issued under Executive Order 11246, as amended, so that these terms and conditions will be binding upon each subcontractor or vendor.
                          (11) The Contractor shall take such action with
                 respect to any subcontract or purchase order as the contracting agency may direct as a means of enforcing these terms and conditions, including sanctions for noncompliance; provided, that if the Contractor becomes involved in, or is threatened with, litigation with a subcontractor or vendor as a result of any direction, the Contractor may request the United States to enter into the litigation to protect the interests of the United States.

                 (c) Notwithstanding any other clause in this contract, disputes relative to this clause will be governed by the procedures in 41 CFR 60-1.1

I.36     52.233-2
         SERVICE OF PROTEST (NOV 1988)
                 (a) Protests, as defined in section 33.101 of the Federal Acquisition Regulation, that are filed directly with an agency, and copies of any protests that are filed with the General Accounting Office (GAO) or the General Services Administration Board of Contract Appeals (GSBCA), shall be served on the Contracting Officer (addressed as follows) by obtaining written and dated acknowledgment of receipt from
                 (b) The copy of any protest shall be received in the office designated above on the same day a protest is filed with the GSBCA or within one day of filing a protest with the GAO.



1.37     52.233-3
         PROTEST AFTER AWARD (AUG 1989)

                 (a) Upon receipt of a notice of protest (as defined in 33.101 of the FAR) the Contracting Officer may, by written order to the Contractor, direct the Contractor to stop performance of the work called for by this contract. The order shall be specifically identified as a stop-work order issued under this clause. Upon receipt of the order, the Contractor shall immediately comply with its terms and take all reasonable steps to minimize the incurrence of costs allocable to the work covered by the order during the period of work stoppage. Upon receipt of the final decision in the protest, the Contracting Officer shall either--
                          (1)     Cancel the stop-work order; or
                          (2) Terminate the work covered by the order as provided in the Default, or the Termination for Convenience of the Government, clause of this contract.

                 (b) If a stop-work order issued under this clause is canceled either before or after a final decision in the protest, the Contractor shall resume work. The Contracting Officer shall make an equitable adjustment in the delivery schedule or contract price, or both, and the contract shall be modifIed, in writing, accordingly, if--

                          (1) The stop-work order results in an increase in the time required for, or in the Contractor's cost properly allocable to, the performance of any part of this contract; and
                          (2) The Contractor asserts its right to an adjustment within 30 days after the end of the period of work stoppage; provided, that if the Contracting Officer decides the facts justify the action, the Contracting Officer may receive and act upon a proposal at any time before final payment under this contract.

                 (c) If a stop-work order is not canceled and the work covered by the order is terminated for the convenience of the Government, the Contracting Officer shall allow reasonable costs resulting from the stop-work order in arriving at the termination settlement.

                 (d) If a stop-work order is not canceled and the work covered by the order is terminated for default, the Contracting Officer shall allow, by equitable adjustment or otherwise, reasonable costs resulting from the stop-work order.

                 (e) The Government's rights to terminate this contract at any time are not affected by action taken under this clause.



I.38     52.249-2
         TERMINATION FOR CONVENIENCE OF THE GOVERNMENT (FIXED-PRICE)
         (APR 1984)

                 (a) The Government may terminate performance of work under this contract in whole or, from time to time, in part if the Contracting Officer determines that a termination is in the Government's interest. The Contracting Officer shall terminate by delivering to the Contractor a Notice of Termination specifying the extent of termination and the effective date.
                (b) After receipt of a Notice of Termination, and except as directed by the Contracting Officer, the Contractor shall immediately proceed with the following obligations, regardless of any delay In determining or adjusting any amounts due under this clause:
                          (1)     Stop work as specified in the notice.
                          (2) Place no further subcontracts or orders (referred to as subcontracts in this clause) for materials, services, or facilities, except as necessary to complete the continued portion of the contract.
                          (3) Terminate all subcontracts to the extent they relate to the work terminated.
                          (4) Assign to the Government, as directed by the Contracting Officer, all right, title, and interest of the Contractor under the subcontracts terminated, in which case the Government shall have the right to settle or to pay any termination settlement proposal arising out of those terminations.
                          (5) With approval or ratification to the extent required by the Contracting Officer, settle all outstanding liabilities and termination settlement proposals arising from the termination of subcontracts; the approval or ratification will be final for purposes of this clause.
                          (6) As directed by the Contracting Officer, transfer title and deliver to the Government (i) the fabricated or unfabricated parts, work in process, completed work, supplies, and other material produced or acquired for the work terminated, and (ii) the completed or partially completed plans, drawings, information, and other property that, if the contract had been completed, would be required to be furnished to the Government.
                          (7)     Complete performance of the work not
                 terminated.
                          (8) Take any action that may be necessary, or that the Contracting Officer may direct, for the protection and preservation of the Property related to this contract that is in the possession of the Contractor and in which the Government has or may acquire an interest.
                          (9) Use its best efforts to sell, as directed or authorized by the Contracting Officer, any property of the types referred to in subparagraph (6) above; provided, however, that the Contractor (i) is not required to extend credit to any purchaser and (ii) may acquire the property under the conditions prescribed by, and at prices approved by, the Contracting Officer. The proceeds of any transfer or disposition will be applied to reduce any payments to be made by the Government under this contract, credited to the price or cost of the work, or paid in any other manner directed by the Contracting Officer.

                 (c) After expiration of the plant clearance period as defined in Subpart 45.6 of the Federal Acquisition Regulation, the Contractor may submit to the Contracting Officer a list, certified as to quantity and quality, of termination inventory not previously disposed of, excluding items authorized for disposition by the Contracting Officer. The Contractor may request the Government to remove those items or enter into an agreement for their storage. Within 15 days, the Government will accept title to those items and remove them or enter into a storage agreement. The Contracting Officer may verify the list upon removal of the items, or if stored, within 45 days from submission of the list, and shall correct the list, as necessary, before final settlement.
                 (d) After termination, the Contractor shall submit a final termination settlement proposal to the Contracting Officer in the form and with the certification prescribed by the Contracting Officer. The Contractor shall submit the proposal promptly, but no later than 1 year from the effective date of termination, unless extended in writing by the Contracting Officer upon written request of the Contractor within this 1 year Period. However, if the Contracting Officer determines that the facts justify it, a termination settlement proposal may be received and acted on after 1 year or any extension. If the Contractor fails to submit the proposal within the time allowed, the Contracting Officer may determine, on the basis of information available, the amount, if any, due the Contractor because of the termination and shall pay the amount determined.
                 (e) Subject to paragraph (d) above, the Contractor and the Contracting Officer may agree upon the whole or any part of the amount to be paid because of the termination. The amount may include a reasonable allowance for profit on work done. However, the agreed amount, whether under this paragraph (e) or paragraph (f) below, exclusive of costs shown in subparagraph (f)(3) below, may not exceed the total contract price as reduced by (1) the amount of payments previously made and (2) the contract price of work not terminated.
         The contract shall be amended, and the Contractor paid the agreed amount. Paragraph (f) below shall not limit, restrict, or affect the amount that may be agreed upon to be paid under this paragraph.
                 (f) If the Contractor and the Contracting Officer fail to agree on the whole amount to be paid because of the termination of work, the Contracting Officer shall pay the Contractor the amounts determined by the Contracting Officer as follows, but without duplication of any amounts agreed on under paragraph
         (a) above:
                          (1) The contract price for completed supplies or services accepted by the Government (or sold or acquired under subparagraph (b)(9) above) not previously paid for, adjusted for any saving of freight and other charges.
                          (2)     The total of--
                                  (i)      The costs incurred in the
                          performance of the work terminated, including initial costs and preparatory expense allocable thereto, but excluding any costs attributable to supplies or services paid or to be paid under subparagraph (f)(l) above;
                                  (ii)     The cost of settling and paying
                          termination settlement proposals under terminated subcontracts that are properly chargeable to the terminated portion of the contract if not included in subdivision (i) above; and
                                  (iii)    A sum, as profit on subdivision (i)
                          above, determined by the Contracting Officer under
                          49.202 of the Federal Acquisition Regulation, in effect on the date of this contract, to be fair and reasonable; however, if it appears that the Contractor would have sustained a loss on the entire contract had it been completed, the Contracting Officer shall allow no profit under this subdivision
                          (iii) and shall reduce the settlement to reflect the indicated rate of loss.
                          (3) The reasonable costs of settlement of the work terminated, including--
                                  (i)      Accounting, legal, clerical, and
                          other expenses reasonably necessary for the preparation of termination settlement proposals and supporting data;
                                  (ii)     The termination and settlement of
                          subcontracts (excluding the amounts of such settlements); and (iii) Storage, transportation, and other costs incurred, reasonably necessary for the preservation, protection, or disposition of the termination inventory.
                (g) Except for normal spoilage, and except to the extent that the Government expressly assumed the risk of loss, the Contracting Officer shall exclude from the amounts payable to the Contractor under paragraph (f) above, the fair value, as determined by the Contracting Officer, of Property that is destroyed, lost, stolen, or damaged so as to become undeliverable to the Government or to a buyer.
                 (h) The cost principles and procedures of Part 31 of the Federal Acquisition Regulation, in effect on the date of this contract, shall govern all costs claimed, agreed to, or determined under this clause.
                 (i) The Contractor shall have the right of appeal, under the Disputes clause, from any determination made by the Contracting Officer under paragraph (d), (f), or (k), except that if the Contractor failed to submit the termination settlement proposal within the time provided in Paragraph (d) or (k), and failed to request a time extension, there is no right of appeal. If the Contracting Officer has made a determination of the amount due under paragraph
         (d), (f), or (k), the Government shall pay the Contractor (1) the amount determined by the Contracting Officer if there is no right of appeal or if no timely appeal has been taken, or (2) the amount finally determined on an appeal.
                 (j) In arriving at the amount due the Contractor under this clause, there shall be deducted--
                     (1) All unliquidated advance or other payments to the Contractor under the terminated portion of this contract;
                     (2) Any claim which the Government has against the Contractor under this contract; and
                     (3) The agreed price for, or the proceeds of sale of, materials, supplies, or other things acquired by the Contractor or sold under the provisions of this clause and not recovered by or credited to the Government.
                 (k) If the termination is partial, the Contractor may file a proposal with the Contracting Officer for an equitable adjustment of the price(s) of the continued portion of the contract. The Contracting Officer shall make any equitable adjustment agreed upon. Any proposal by the Contractor for - equitable adjustment under this clause shall be requested within 90 days from the effective date of termination unless extended in writing by the Contracting Officer.
                 (l)(1) The Government may, under the terms and conditions it prescribes, make partial payments and payments against costs incurred by the Contractor for the terminated portion of the contract, if the Contracting Officer believes the total of these payments will not exceed the amount to which the Contractor will be entitled.
                    (2) If the total payments exceed the amount finally
                 determined to be due, the Contractor shall repay the excess to the Government upon demand, together with interest computed at the rate established by the Secretary of the Treasury under 50 U.S.C. App, 1215(b)(2). Interest shall be computed for the period from the date the excess payment is received by the Contractor to the date the excess is repaid. Interest shall not be charged on any excess payment due to a reduction in the Contractor's termination settlement proposal because of retention or other disposition of termination inventory until 10 days after the date of the retention or disposition, or a later date determined by the Contracting Officer because of the circumstances.
                (m) Unless otherwise provided in this contract or by statute, the Contractor shall maintain all records and documents relating to the terminated portion of this contract for 3 years after final settlement. This includes all books and other evidence bearing on the Contractor's costs and expenses under this contract. The Contractor shall make these records and documents available to the Government, at the Contractor's office, at all reasonable times, without any direct charge. If approved by the Contracting Officer, photographs, microphotographs, or other authentic reproductions may be maintained instead of original records and documents.





I.39     52.252-2
         CLAUSES INCORPORATED BY REFERENCE (JUN 1988)

                 This contract incorporates one or more clauses by reference, with the same force and effect as if they were given in full text. Upon request, the Contracting Officer will make their full text available.